January 22, 2008
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
United States of America
RE:	China Unicom Limited

Form 20-F for the fiscal year ended December 31, 2006 Filed June 29, 2007, File No. 001-15028
Dear Mr. Spirgel:
          This is in response to the comment letter from the staff of the Division of Corporation Finance (the “Staff”), dated January 9, 2008, relating to the annual report on Form 20-F of China Unicom Limited (the “Company”) for the fiscal year ended December 31, 2006 (the “2006 Form 20-F”). A copy of this letter will also be submitted as “correspondence” via EDGAR.
          For your convenience, we have included the Staff’s comments in this response letter in italicized form and keyed our responses accordingly. Our responses to the Staff’s comments are as follows.

1.	We note your response to comment 1. In future filings, provide transparent disclosures with respect to the impact on the financial statements for all periods presented if the handset losses were to be recognized upfront upon the sale of the handsets and the deferred subscriber acquisition costs would not have been amortized over the term of the service contract.

In response to the Staff’s comment, the Company will include the following disclosures in its future filings on Form 20-F to provide more information with respect to the impact on the financial statements for all periods presented if the handset losses were to be recognized upfront upon the sale of the handsets and the deferred subscriber acquisition costs would not have been amortized over the term of the service contract. Such disclosures will be included in the “Operating and Financial Review and Prospects — Critical Accounting Policies — Capitalization of CDMA Customer Acquisition Costs” under Item 5 of the Company’s future annual reports on Form 20-F:

“If the handset losses were to be recognized upfront and the deferred subscriber acquisition costs would not have been amortized over the term of the service contract, after taking into consideration the statutory tax rate at 33% for relevant periods presented, net income would [decrease]/[increase] by approximately [•], [•], and [•], basic earnings per share would [decrease]/[increase] by [•], [•], and [•], and diluted earnings per share would [decrease]/[increase] by [•], [•], and [•], for the years ended December 31, [•], [•], and [•], respectively.”

2.	Refer to the consolidated statements of income on page F-6. Since you indicate in your response to comment 1 that you deferred the loss on the sale of the handset over the contract period, tell us the reasons why the costs of telecommunication products significantly exceeds the sale of telecommunication products amount for all periods presented.

In addition to the CDMA handset sales that are bundled with the CDMA promotional package arrangements as explained in the Company’s previous responses to the Staff’s comment letters, the Company also sells CDMA handsets and other telecommunication products (e.g., UIM cards) on a standalone basis. A substantial majority of such sales are sales of CDMA handsets and both revenue and corresponding costs are recognized upon the standalone sales of such handsets. The “Sales of telecommunication products” and the “Costs of telecommunication products sold” appearing on the consolidated statements of income on page F-6 represent these standalone sales and corresponding costs of handsets and other telecommunication products. Because the Company has sold large quantities of CDMA handsets at significant discounts in connection with marketing events (e.g., special promotions during holidays) to attract new subscribers to the Company’s cellular services, the sale amount has been below the costs of telecommunication products sold. As disclosed in the 2006 Form 20-F, we established Unicom Huasheng Telecommunications Technology Company Limited (“Unicom Huasheng”), a 99.5%-owned indirect subsidiary of the Company in late 2005 to centralize the procurement and distribution of CDMA handsets and other telecommunication products. With improved cost control through Unicom Huasheng, the loss on the sale of CDMA handsets and other telecommunication products as a percentage of the sale of telecommunication products has been decreasing since 2006.

The Company has regularly assessed and written down its inventory of telecommunication products, to the net realizable value of the inventory. The Company has disclosed such policy and amounts of write-down in Note 2.9 “Summary of Significant Accounting Policies — Inventories”, Note 10 “Inventories” and Note 24 “Expenses by Nature” to the financial statements included in the 2006 Form 20-F.
* * *

          In connection with responding to the Staff’s comments, the Company hereby acknowledges that
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the Company’s filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
          Should you have any questions or wish to discuss the foregoing, please contact Ms. Karry Chu (Company Secretary) at (852) 2121-3220.

Sincerely,
/s/ TONG Jilu
TONG Jilu
Chief Financial Officer

cc:	Robert S. Littlepage Andrew Mew (United States Securities and Exchange Commission)

Qiuhong Li Karry Chu (China Unicom Limited)

Chun Wei John D. Young, Jr. Weiheng Chen Wen Huang (Sullivan & Cromwell LLP)

Stephen Wong Silvia Shu (PricewaterhouseCoopers)

CHINA UNICOM LIMITED
75th Floor, The Center, 99 Queen’s Road Central, Hong Kong
Tel: (852) 2126 2018	Fax: (852) 2126 2016	Website: www.chinaunicom.com.hk

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